Contact

www.linkedin.com/in/tadzhang (LinkedIn)

Top Skills

Data Science
Statistical Modeling
Machine Learning

Languages

English (Native or Bilingual)
Chinese (Native or Bilingual)

Certifications

Machine Learning

Honors-Awards

Risk Management Department Scholarship
The Mills B. Lane/Bank of America Scholarship

Taohang Z.

Payment Science
Atlanta

Summary

I am a seasoned data scientist with 7+ years of data engineering and process optimization experience in the financial sector. Recognized for demonstrating a natural aptitude for analyzing trends to incorporate data insights into services, as well as for leveraging extensive technical knowledge to develop cutting-edge applications and processes. As such, I have consistently exceeded budgetary and performance goals and I am adept at achieving maximum operational output with minimal resource expenditure. Professional focal points include user profiling, experimental design, machine learning, statistical modeling, database management, and technology solutions. Delivering superior administration on the latter areas of expertise requires utilization of effective communication and problem-solving skills, as well as business acumen, systems analysis, project management, and resource allocation to support efficiency and maximum returns.

Currently, I am a Data Scientist with Feedzai Inc. I help Fortune 500 clients remedy business problems and inefficiencies, leveraging advanced machine learning and rule-based fraud detection models to deliver merchant, payment, and banking services solutions. I also collaborate with system integration and data warehouse engineers to develop and implement automated ETL pipelines to streamline operations. In addition, I liaise with senior leadership and client IT teams to ensure the company’s technological support structure is driving the business forward with minimal expenditures.

Colleagues describe me as a progressive, driven, down-to-earth, technical and managerial expert who can be relied on to offer superior solutions that deliver profitable results on time and under budget.

Experience

Feedzai

Data Scientist

May 2019 - Present (3 years)

Greater Atlanta Area

• Coordinate the day-to-day efforts of a team of five people, striving to deliver data-driven analytics in merchant, payment, and banking services.
• Identify business inefficiencies to develop and implement powerful business insights and visualizations to both technical and non-technical Fortune 500 clients, such as First Data.
• Oversee all aspects of the development and model iteration cycle, including the design, implementation, and optimization of highly advanced machine learning and rule-based fraud detection models, processing several billion data points on a monthly basis, that consistently outperform FICO.
• Develop and implement automated ETL pipelines in collaboration with system integration and data warehouse engineers.
• Engineer accurate monitoring and reporting tools to promote high data availability while fostering a lasting professional partnership with the client IT team.
• Establish OCC 2011-12 compliance processes to identify and target technical, operational, and business risks, liaising with the European PWC auditing teams to achieve regulation standards.
• Deliver effective and professional pre-sales support for applications and services integrating advanced data science development tools, real-time data access, insightful graph analytics, and streamlined testing and deployment technology.

Arcum Partners

Co-Founder

September 2020 - Present (1 year 8 months)

Mather Economics LLC

Data Scientist

January 2016 - May 2019 (3 years 5 months)

Greater Atlanta Area

For the past three and half years, I am truly trilled to work with such a smart, passionate and connected team. Within the Listener team, everyone is willing to put the greater good in front of personal gains and push towards a same direction. Over the time at Mather, I have seen the team grown from 3 people to a proud group of 15 excellent team players with $2M in annual revenue.
My role had been placed between analytics and engineering back and forth.

I have acquired professional skills in Project Management, Prototyping and Productionization of complex Data Architecture and Schema, Analytics of Click-Stream Event level data, and Machine Learning of Conversion Predictions.

• Created and maintained billions of terabytes of click-stream events on a daily basis to compile both structured and unstructured data, integrating data trends into product- and user-centric databases designed to support over 70% of user, content, and paywall deliverables

• Coded patented algorithms to evaluate readership and user engagement.

• Constructed a tagging framework on AWS DynamoDB to execute A/B and A/A tests concerning advertisement-driven revenue, click-through rate, subscription sales, user engagement, and other campaigns. Onboard new client every month, and had driven client growing their users ranging from 10% to 300%.

• Pioneered and updated various database objects in Hive and Tableau MySQL to facilitate downstream processes, including new client onboarding, issue resolution and recovery, and database performance metrics tracking.

• Authored and published interactive KPI, user journey, and segment analytics harboring Tableau dashboards and workbooks, with scalable and multi-tenant design to deliver clean aggregations that dynamically update Tableau extracts.

• Monitored and analyzed user-related behaviors to assess their impact on the conversion funnel and forecast likelihood of subscription, applying predictive models using Python and R.

Georgia State University

Graduate Administrative Assistant

August 2013 - December 2015 (2 years 5 months)

World Affairs Council of Atlanta

Senior Researcher

August 2013 - July 2015 (2 years)

Buckhead, Atlanta

• Designed and engineered an online application forecasting business risk in various situations, using Javascript and D3 data visualizations.

• Formulated tree-based algorithms with customizable weights to compute non-linear relationships within statistical model results and calculate interpretable classifications.

• Developed ETL processes to facilitate data cleansing, missing value treatment, rescaling, and normalization, as well as to execute cross-sectional and longitudinal data transformations.

• Compiled and analyzed data from International Bank, CIA, WHO, and other public sources to develop statistical models and detect outliers.

Office of International Initiatives
Student Assistant
June 2011 - May 2013 (2 years)
10 Park Place, Suite 410, Georgia State University

Golden investments LLC
Intern
May 2009 - July 2009 (3 months)

Education

Georgia State University - J. Mack Robinson College of Business
Master's Degree, Actuarial Science; Mathematical Risk Management · (2013 - 2015)

Georgia State University
Bachelor of Business Administration (BBA), Actuarial Science, Finance · (2010 - 2013)

Nova Southeastern University
Marine Biology and Biological Oceanography · (2009 - 2010)